Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

October 29, 2021

To,

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

NSE IFSC Limited

Dear Sir/ Madam,

Sub: Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure
Requirements) Regulations, 2015

With reference to the above, this is to inform you that Mr. Sandeep Poddar, Company Secretary and Compliance Officer of the Company, has tendered his resignation from the services of the Company to pursue career opportunities outside of the Company. The Board has taken note of his resignation at its meeting today. Mr. Poddar will continue to act as the Company Secretary and Compliance Officer of the Company until the close of business hours on Thursday, November 18, 2021.

The Company places on record its appreciation for the contributions made by Mr. Sandeep Poddar during his tenure as the Company Secretary and Compliance Officer of the Company and wishes him the very best in his future endeavours.

The Company has initiated the succession process for the said position and necessary intimation in this regard will be sent in due course of time.

The Board has designated Mr. Vivek Mittal, Global General Counsel of the Company as Interim Compliance Officer under Regulation 6(1) the SEBI (Listing obligation and Disclosure Requirements) Regulations, 2015 with effect from Friday, November 19, 2021.

This is for your information and records.

Yours faithfully,

For Dr. Reddy's Laboratories Limited

/s/ G V Prasad
G V Prasad
Co-chairman and Managing Director